Tower Group, Inc.

120 Broadway (31st Floor)

New York, New York 10271

                 December 17, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  Jeffrey Riedler

Re:  Tower Group, Inc. Registration Statement on Form S-4 (File No. 333-153736)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tower Group, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-153736), as amended, to December 19, 2008 at 12:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                            the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                            the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John M. Schwolsky at (212) 259-8667 of Dewey & LeBoeuf LLP with any questions you may have concerning this request. In addition, please notify Mr. Schwolsky when this request for acceleration has been granted.

TOWER GROUP, INC.

By:	/s/ Elliot S. Orol
Name: Elliot S. Orol
Title: Senior Vice President, General Counsel and Secretary

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